Document Control

UNITED STATES
SECURITIES AND EXCHANGE COMMISSI[redacted]
WASHINGTON, D.C. 20549

No Act

07060502

DIVISION OF
MARKET REGULATION

June 25, 2007

PROCESSED
DEC 0 3 2007
THOMSON
FINANCIAL

Act	Exch Act
Section	Regulation M
Rule	101 & 102
Public Availability	yes

John K. Knight, Esq.
Davis Polk & Wardwell
99 Gresham Street
London EC2V 7NG

P.E. 6-25-07

Re: Banco Bilbao Vizcaya Argentaria, S.A.
File No. TP 07-69

Dear Mr. Knight:

In your letter dated June 25, 2007, as supplemented by conversations with the staff, you request on behalf of Banco Bilbao Vizcaya Argentaria, S.A., a bank organized under the laws of the Kingdom of Spain ("BBVA"), an exemption from Rules 101 and 102 of Regulation M under the Securities Exchange Act of 1934 ("Exchange Act"), in connection with BBVA's acquisition of Compass Bancshares, Inc., a Delaware corporation ("Compass").[1]

You seek an exemption to permit certain BBVA affiliates, each operating as a separate division of BBVA, to conduct specified transactions outside the United States in the ordinary shares of BBVA during the distribution of BBVA's shares to the shareholders of Compass. Specifically, you request that: (i) Corporación General Financiera S.A., a corporation organized under the laws of Spain ("Market-Making Subsidiary"), be permitted to continue to engage in market-making activities on the Automated Quotation System of the Spanish stock exchanges; (ii) the treasury department of BBVA (the "Trading Unit"), and other affiliates of BBVA outside of Spain and the United States conducting similar activities ("International Trading Units"), BBVA and Altura Markets AV, S.A., a corporation organized under the laws of Spain ("Brokerage Units"), and other affiliates of BBVA outside of Spain and the United States conducting similar activities ("International Brokerage Units"), be permitted to continue to engage in derivatives hedging activities as described in your letter; (iii) BBVA Gestión, Sociedad Anónima SGIIC, BBVA Patrimonios Gestora SGIIC, S.A. and BBVA Pensiones, S.A., Entidad Gestora de Fondos de Pensiones, each of which is a corporation organized under the laws of Spain ("Asset Managers"), and other affiliates of BBVA outside the United States and Spain conducting similar activities (collectively, "International Asset Managers"), be permitted to

---

1 As described in your letter, the Global Companies may be deemed to be "affiliated purchasers" of BBVA, thus subject to Rule 102 of Regulation M. As also described in your letter, although none of the Global Companies currently expects to do so, if any of the Global Companies participates in the proxy solicitation effort relating to the Acquisition, such company would likely be deemed to be a "distribution participant" pursuant to Rule 101 of Regulation M.

continue to engage in investment management activities as described in your letter; (iv) BBVA Seguros, S.A., a corporation organized under the laws of Spain ("Insurance Company"), be permitted to continue to engage in activities in connection with investment selections made by purchasers of insurance products as described in your letter; and (v) the Brokerage Units and the International Brokerage Units be permitted to continue to engage in unsolicited brokerage activities as described in your letter.

You also seek an exemption to permit certain BBVA affiliates, each operating as a separate division of BBVA, to conduct specified transactions in the United States in the ordinary shares of BBVA during the distribution of BBVA's shares to the shareholders of Compass. Specifically, you request that BBVA Securities, Inc., BBVA's affiliated U.S. broker-dealer ("U.S. Brokerage Unit"), be permitted to continue to engage in unsolicited brokerage activities in the United States as described in your letter.

We have attached a copy of your letter to avoid reciting the facts that it presents. Unless otherwise noted, each defined term in this letter has the same meaning as defined in your letter.

Response:

Based on the facts presented and representations made in your letter, but without necessarily concurring in your analysis, the Commission hereby grants BBVA an exemption from Rules 101 and 102 of Regulation M to permit the Global Companies to engage in the transactions described in your letter. In particular, in your letter you make the following key representations:

- During 2006, the average daily trading volume in the BBVA Shares on the Spanish Exchanges was approximately €592.6 million ($780.5 million at current exchange rates), and BBVA's market capitalization at December 31, 2006 was approximately €64.8 billion ($85.3 billion at current exchange rates), the second largest of any Spanish bank and the third largest of any Spanish company, representing 12.6% of the IBEX 35 Index;

  The average daily trading volume in the BBVA Shares on the Spanish Exchanges in 2007 (until May 31, 2007) was approximately €895.0 million ($1,204.1 million), and BBVA's market capitalization at May 31, 2007 was approximately €66.7 billion ($89.7 billion), the second largest of any Spanish bank and the third largest of any Spanish company, representing 12.1% of the IBEX 35 Index;

- During 2006, the average daily trading volume of the ADSs on the NYSE was approximately $7.8 million, and the average daily trading volume in the BBVA Shares on the Frankfurt, Milan, Zurich, London and Mexican stock exchanges was approximately €0.8 million ($1.1 million at current exchange rates) in the aggregate;

The average daily trading volume of the ADSs on the NYSE during 2007 (until May 31, 2007) was approximately $26.0 million. The average daily trading volume of the BBVA shares on the Frankfurt, Milan, Zurich, London and Mexican stock exchanges during 2007 was approximately €0.7 million ($1.0 million at the current exchange rates) in the aggregate;

- The principal trading market for BBVA Shares is Spain;
- The number of BBVA Shares to be delivered to Compass shareholders through the Acquisition will represent approximately 5.52% of the BBVA Shares currently outstanding;
- Each of the Global Companies operates as a separate division of BBVA, and there are established "Chinese Wall" procedures to prevent price-sensitive information relating to BBVA Shares and information relating to the Acquisition from passing between the sales/trading areas of these companies and other areas, including any investment oversight committees, of these companies;
- The Market-Making Subsidiary conducts its market-making activities outside the United States, and during 2006 the Market-Making Subsidiary's market making activities accounted for approximately 0.46% of the average daily trading volume in BBVA Shares on the Spanish Exchanges;
- Each of the Trading Units, the International Trading Units, the Brokerage Units and the International Brokerage Units conducts its derivative hedging activities outside the United States, and during 2006, the derivatives hedging activities of the Trading Units and the Brokerage Units accounted for approximately 3.11% of the average daily trading volume in BBVA Shares on the Spanish Exchanges;
- Each of the Asset Managers and the International Asset Managers conducts its investment management activities outside the United States;
- The Insurance Company sells insurance products and conducts activities in connection with investment selections made by purchasers of such insurance products outside the United States;
- Each of the Brokerage Units and the International Brokerage Units conducts its unsolicited brokerage activities outside the United States, and during 2006, the unsolicited brokerage activities of the Brokerage Units (excluding trades executed by the Market-Making Subsidiary) accounted for approximately 6.66% of the average daily trading volume in BBVA Shares on the Spanish Exchanges;
- In the aggregate, BBVA's market activities represented 10.23% of the average daily trading volume in BBVA Shares on the Spanish Exchanges during 2006, making BBVA, on an aggregate basis, the second largest participant in the market

for BBVA Shares on the Spanish Exchanges and the only market maker in such shares;

- The withdrawal of the Market-Making Subsidiary as the most important market participant and the only market maker in BBVA Shares in the primary market for those shares, which are among the most actively traded in Spain, for an extended period of time would have serious harmful effects in the home market, and, indirectly, in the U.S. market, for the BBVA Shares, including a significant imbalance of buy and sell orders, particularly given the large number of shares to be distributed in the Acquisition, and thus greater volatility and reduced liquidity;

- As of December 31, 2006, 38.6% of BBVA Shares were held by customers of BBVA and its affiliates in securities accounts at BBVA and its affiliates in Spain. In view of the leading position of BBVA and its subsidiaries in maintaining the accounts in which BBVA Shares are held and executing trades in BBVA Shares on the Spanish Exchanges, BBVA believes significant market disruption could occur if the Brokerage Units could no longer execute trades in BBVA Shares requested by clients;

- Each of the Brokerage Units, the International Brokerage Units, the Trading Units, the International Trading Units, the Asset Managers, the International Asset Managers and the Insurance Company has confirmed that the activities for which it is requesting relief will be conducted in the ordinary course of business and not for the purpose of facilitating the Acquisition, in accordance with applicable law in the European Union, Spain and the other markets outside the United States which permit such activities during a distribution;

- In the United States, BBVA conducts a securities business through a separate subsidiary, the U.S. Brokerage Unit, which is registered with the Commission as a broker-dealer and is a member of the NASD; and

- The U.S. Brokerage Unit will not engage in any market-making, derivatives hedging, investment management or insurance activities, but rather will only engage in unsolicited brokerage activities in the normal course of business with its customers.

This exemption is subject to the following conditions:

1. None of the transactions of the Global Companies described in your letter shall occur in the United States, with the exception of the transactions of the U.S. Brokerage Unit described in your letter;

2. All of the transactions described in your letter shall be effected in the ordinary course of business and not for the purpose of facilitating the Acquisition;

3. The proxy statement/offering document to be distributed to Compass shareholders shall disclose the possibility of, or the intention to make, the transactions described in your letter;

4. Upon request of the Division of Market Regulation (the "Division"), BBVA and each of the Global Companies shall provide to the Division, a daily time-sequenced schedule of all transactions made during the period beginning on the day the proxy solicitation or offering materials are first disseminated to security holders, and ending upon the completion of the distribution. Such schedule shall include:

   a. size, broker (if any), time of execution, and price of the transactions;

   b. the exchange, quotation system, or other facility through which the transactions occurred; and

   c. whether the transactions were made for a customer account or a proprietary account.

5. Upon request of the Division, BBVA and each of the Global Companies shall transmit the information as specified in paragraphs 4a., 4b., and 4c. to the Division at its offices in Washington, D.C. within 30 days of its request;

6. BBVA and each of the Global Companies shall retain all documents and other information required to be maintained pursuant to the exemption for at least two years following the completion of the Acquisition distribution;

7. Representatives of BBVA and each of the Global Companies shall be made available (in person at the offices of the Commission in Washington, D.C. or by telephone) to respond to inquiries of the Division relating to their records; and

8. Except as otherwise exempted from this letter, BBVA and each of the Global Companies shall comply with Regulation M.

The foregoing exemption from Rules 101 and 102 of Regulation M is based solely on the representations made and the facts presented in your letter, and is strictly limited to the application of these rules to the proposed transactions. Such transactions should be discontinued, pending presentation of the facts for our consideration, in the event that any material change occurs with respect to any of those facts or representations.

In addition, your attention is directed to the anti-fraud and anti-manipulation provisions of the Exchange Act, including Sections 9(a) and 10(b), and Rule 10b-5 thereunder. Responsibility for compliance with these and any other applicable provisions of the federal securities laws must rest with the participants in the various transactions. The Division expresses no view with respect to any other questions that the proposed transactions may raise, including, but not limited to, the adequacy of disclosure concerning, and the applicability of any other federal or state laws to, the proposed transactions.

For the Commission,
by the Division of Market Regulation,
pursuant to delegated authority,

Josephine J. Tao
Assistant Director

Attachment

DAVIS POLK & WARDWELL

99 GRESHAM STREET
LONDON EC2V 7NG
020 7418 1300
FAX 020 7418 1400

NEW YORK
MENLO PARK
WASHINGTON, D.C.
PARIS
FRANKFURT
MADRID
TOKYO
BEIJING
HONG KONG

June 25, 2007

Re: Banco Bilbao Vizcaya Argentina, S.A. – Request for Exemptive Relief from Rules 101 and 102 of Regulation M

Josephine J. Tao
Assistant Director
Division of Market Regulation
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Dear Ms. Tao:

We are writing as counsel to Banco Bilbao Vizcaya Argentaria, S.A. ("**BBVA**"), a bank organized under the laws of the Kingdom of Spain ("**Spain**"), about the application of Regulation M to transactions by BBVA and its affiliates in the ordinary shares of BBVA ("**BBVA Shares**") during the distribution of BBVA Shares (in the form of Shares or American Depositary Shares ("**ADSs**")) to be made by BBVA to shareholders of Compass Bancshares, Inc., a Delaware corporation ("**Compass**"), in connection with the proposed acquisition of Compass by BBVA (the "**Acquisition**"). Specifically, on behalf of BBVA, we ask the Staff to grant BBVA and its affiliates exemptive relief from Rules 101 and 102 of Regulation M to permit them to continue, in the ordinary course of business as described below and in accordance with applicable Spanish anti-market abuse and other laws, to engage in the following activities outside the United States during the Acquisition distribution:

Market-Making Activities. As is customary in Spain for financial institutions, BBVA engages in market-making activities with respect to BBVA Shares through a subsidiary dedicated to that function, Corporación General Financiera S.A. (the "**Market-Making Subsidiary**"). The Market-Making Subsidiary makes bids and offers for BBVA Shares on the Automated Quotation System (*Sistema de Interconexión Bursátil Español)* of the Spanish stock exchanges (the "**AQS**"), the centralized national market that integrates by computer quotation the Spanish stock exchanges in Madrid, Barcelona, Bilbao and Valencia (collectively, the "**Spanish Exchanges**") and purchases and sells BBVA Shares on the AQS. The Market-Making Subsidiary effects these transactions for its own account in order to provide liquidity to the market.

Derivatives Hedging Activities. In connection with derivatives relating to BBVA Shares or baskets or indices including BBVA Shares (collectively, "**BBVA Share Derivatives**") that the principal trading unit of BBVA (the "**Trading Unit**")[1] and the principal brokerage units of BBVA (the "**Brokerage Units**")[2] enter into with, or sell to or buy from, customers in unsolicited transactions, the Trading Unit and the Brokerage Units solicit and effect trades in BBVA Shares for their own accounts and for the accounts of their customers for the purpose of hedging positions (or adjusting or liquidating existing hedge positions) belonging to them and their customers that are established in connection with these derivatives activities.[3] The Trading Unit's and the Brokerage Units' hedging transactions are effected on the AQS.

Trading in BBVA Shares by the Asset Managers. Certain affiliates of BBVA manage the assets of certain mutual funds, pension funds and investor portfolios (such affiliates, the "**Asset Managers**"; such funds and investor portfolios, the "**Managed Funds**").[4] As part of their ordinary investment

---

[1] The principal Trading Unit is the treasury department of BBVA. Similar activities are carried out by affiliates of BBVA outside Spain and the United States (the "**International Trading Units**"), although their volume of activity relating to BBVA Share Derivatives and their trading in BBVA Shares, whether for proprietary or other purposes, historically have been significantly lower compared to that of the Trading Unit. We ask that the requested relief also cover ordinary course activities of the International Trading Units.

[2] The principal Brokerage Units consist of BBVA and Altura Markets AV, S.A., a corporation organized under the laws of Spain. Similar activities are carried out by other affiliates of BBVA outside Spain and the United States (the "**International Brokerage Units**"), although their volume of activity relating to BBVA Share Derivatives and their trading in BBVA Shares historically have been low compared to that of the Brokerage Units. We ask that the requested relief also cover the ordinary course activities of the International Brokerage Units.

[3] In addition, the Trading Units, the Brokerage Units, the International Trading Units and the International Brokerage Units expect to hold BBVA Share Derivatives, in each case as part of their portfolios of solicited, proprietary trading derivatives, at the time the restricted period commences and would expect to continue to hedge these derivatives (through the purchase and sale of BBVA Shares) during the restricted period. All such BBVA Share Derivatives will have been entered into in the ordinary course of business and not in contemplation of the Acquisition. The Trading Units, the Brokerage Units, the International Trading Units and the International Brokerage Units would not seek to hedge any additional BBVA Share Derivatives acquired or entered into in connection with solicited, proprietary trading subsequent to the commencement of the restricted period.

[4] The Asset Managers consist of BBVA Gestión, Sociedad Anónima SGIIC, BBVA Patrimonios Gestora SGIIC, S.A. and BBVA Pensiones, S.A., Entidad Gestora de Fondos de Pensiones, each of which is a corporation organized under the laws of Spain.

management activities on behalf of the Managed Funds, the Asset Managers buy and sell BBVA Shares for the Managed Funds' accounts.[5]

Trading in BBVA Shares by the Insurance Company. As part of its business, BBVA Seguros, S.A. (the "**Insurance Company**"), an affiliate of BBVA incorporated in Spain, sells certain insurance products requiring the insurer to invest the premiums paid by the purchaser of the policies within certain asset classes determined by that purchaser (such as shares represented in the IBEX 35 Index, which includes BBVA Shares) (such products, the "**Asset Class Policies**"). The Insurance Company does not provide any investment advice to purchasers with respect to the asset classes that may be selected by the customer as part of the Asset Class Policies.

Unsolicited Brokerage Activities. The Brokerage Units engage in full-service brokerage activities for their customers through ordinary customer facilitation and related services. These services involve discussions with customers regarding investment strategies, including with respect to BBVA Shares, and buying and selling BBVA Shares both as principal and agent in connection with such customers' unsolicited orders. Although the buy or sell orders received by the Brokerage Units from their customers are unsolicited, the Brokerage Units may solicit the other sides of these transactions.[6]

The Market-Making Subsidiary, the Trading Unit, the Brokerage Units, the Asset Managers and the Insurance Company are collectively referred to herein as the "**Spanish Companies**". The Spanish Companies, together with the International Trading Units, the International Brokerage Units, the International Asset Managers and BBVA Securities, Inc. are collectively referred to herein as the "**Global Companies**".

The availability of the exemption BBVA is requesting would be conditioned on the disclosure and record-keeping undertakings outlined below.

---

[5] Several of BBVA's affiliates outside the United States and Spain (collectively, the "**International Asset Managers**") also engage in mutual fund, pension fund and investor portfolio investment management activities of the kind described above with their customers in their respective jurisdictions and, in doing so, may buy and sell limited amounts of BBVA Shares for the accounts of their Managed Funds. We ask that the requested relief also cover the ordinary course mutual fund, pension fund and investor portfolio investment management activities of the International Asset Managers.

[6] BBVA Securities, Inc., BBVA's affiliated U.S. broker-dealer, engages in unsolicited brokerage activities with its customers in the United States. The volume of brokerage of BBVA Shares and ADSs by this business unit historically has been low.

In addition, the International Brokerage Units engage in unsolicited brokerage activities of the kind described above with their customers, although their volume of brokerage of BBVA Shares historically has also been low. We ask that the requested relief also cover the ordinary course, unsolicited brokerage activities of BBVA Securities, Inc. and the International Brokerage Units.

The descriptions of factual matters in this letter, including the market for BBVA Shares and the Global Companies' business and market activities, as well as the descriptions of certain matters under Spanish law and the laws of other jurisdictions outside the United States included in this letter, have been provided to us by BBVA.

I. The Market for BBVA Shares

The principal trading market for BBVA Shares is on the Spanish Exchanges through the AQS in Spain. The BBVA Shares are also listed on the New York (in the form of ADSs), Frankfurt, Milan, Zurich, London and Mexican stock exchanges. Each ADS represents one BBVA Share and is evidenced by an American Depositary Receipt issued by The Bank of New York, as Depositary.

At December 31, 2006, there were 3,551,969,121 BBVA Shares outstanding, held by 864,226 record holders in Spain. Approximately 53.1% of the BBVA's outstanding capital was held of record by non-residents of Spain. Based on public filings as of December 2006, 194 record holders with registered addresses in the United States held 13.3% of the BBVA's outstanding capital. BBVA's market capitalization at December 31, 2006 was approximately €64.8 billion ($85.3 billion),[7] the second largest of any Spanish bank and the third largest of any Spanish company, representing 12.6% of the IBEX 35 Index. The average daily trading volume in the BBVA Shares on the Spanish Exchanges in 2006 was approximately €592.6 million ($780.5 million). The average daily trading volume of the ADSs on the New York Stock Exchange (the "**NYSE**") during 2006 was approximately $7.8 million. The average daily trading volume of the BBVA Shares on the Frankfurt, Milan, Zurich, London and Mexican stock exchanges during 2006 was approximately €0.8 million ($1.1 million) in the aggregate.

At May 31, 2007, there were 3,551,969,121 BBVA Shares outstanding. These shares were held by 879,405 record holders in Spain. Approximately 49.5% of BBVA's outstanding capital was held of record by non-residents of Spain. Based on the last public filings available as of March 2007, 196 institutional investors from the United States held 11.88% of BBVA's outstanding capital. As of May 31, 2007, 54,986,682 BBVA Shares were held in the form of ADS by 52 registered holders and an unidentified number of non-registered holders.

BBVA's market capitalization at May 31, 2007 was approximately €66.7 billion ($89.7 billion)[8], the second largest of any Spanish bank and the third

---

[7] Throughout this letter, euros have been translated to dollars at the rate of €1.00 = $1.3170, the noon buying rate in New York City as published by the Federal Reserve Bank of New York on December 31, 2006 with regard to data for 2006.

[8] Throughout this letter, euros have been translated to dollars at the rate of €1.00 = $1.3453, the noon buying rate in New York City as published by the Federal Reserve Bank of New York on May 31, 2007 with regard to data for May 2007.

largest of any Spanish company, representing 12.1% of the IBEX 35 Index. The average daily trading volume in the BBVA Shares on the Spanish Exchanges in 2007 (until May 31, 2007) was approximately €895.0 million ($1,204.1 million). The average daily trading volume of the ADSs on the NYSE during 2007 (until May 31, 2007) was approximately $26.0 million. The average daily trading volume of the BBVA Shares on the Frankfurt, Milan, Zurich, London and Mexican stock exchanges during 2007 was approximately €0.7 million ($1.0 million) in the aggregate.

The AQS links the Spanish Exchanges, providing securities quoted on it with a uniform continuous market that eliminates the differences among the Spanish Exchanges. The principal feature of the system is the computerized matching of buy and sell orders at the time of entry of the order. Each order is executed as soon as a matching order is entered, but can be modified or canceled until executed. The activity of the market can be continuously monitored by investors and brokers. All trades on the AQS must be placed through a bank, a brokerage firm, an official stock broker or a dealer firm member of a Spanish Exchange directly. The AQS operates separate order-matching systems for block trades (which exceed certain minimum amounts) and all other trades.

In 2006, the aggregate turnover on the Spanish Exchanges, for both equity and debt securities, was in excess of €5,050 billion, and as of December 31, 2006 the overall market capitalization of equity securities listed on the Spanish Exchanges was approximately €1,134 billion.

II. The Market Activities for Which Relief is Sought

BBVA is a global, integrated financial services firm operating principally in Spain, Mexico, South America and the United States. BBVA, together with its subsidiaries, is engaged in retail banking, asset management, private banking, investment banking and private equity. BBVA has offices worldwide and its principal executive offices are located in Madrid, Spain. As of December 31, 2006, BBVA was the largest commercial banking group in Spain in terms of customer deposits. In 2006, BBVA had consolidated net income of approximately €4.7 billion ($6.2 billion) and at December 31, 2006 it had total assets of approximately €411.9 billion ($542.5 billion) and stockholder's equity of approximately €22.3 billion ($29.4 billion).

The Spanish Companies are either business units or subsidiaries of BBVA and have separate management in charge of day-to-day operations. Although the Spanish Companies have offices outside Spain and the United States, the principal executive offices of the Spanish Companies are located in Madrid and the Spanish Companies' market activities for which BBVA is seeking relief will occur solely on the Spanish Exchanges and be managed principally by representatives in Madrid who operate within "Chinese Walls", as further discussed below. The Spanish Companies have confirmed that the activities described below, for which they are requesting relief, are permitted under and would be conducted in accordance with applicable European Union, Spanish and other local laws.

In the United States, BBVA conducts a securities business through a separate subsidiary, BBVA Securities, Inc., which has its principal offices in New York City. BBVA Securities, Inc. is registered with the Securities and Exchange Commission (the "**SEC**") as a broker-dealer and is a member of the National Association of Securities Dealers, Inc. (the "**NASD**"). In the rest of the world, excluding Spain, BBVA conducts securities and related businesses through the International Brokerage Units, the International Trading Units and the International Asset Managers. With respect to those activities for which BBVA is seeking relief, BBVA Securities, Inc. will only engage in unsolicited brokerage activities in the United States. The rest of the activities for which BBVA is seeking relief (including unsolicited brokerage and asset management) will be conducted by the Spanish Companies and the other Global Companies outside the United States as described below.

Market Making Activities. As is customary in Spain for financial institutions, BBVA engages in market-making activities with respect to BBVA Shares through its Market-Making Subsidiary. The Market-Making Subsidiary makes bids and offers for BBVA Shares and purchases and sells BBVA Shares on the AQS. The Market-Making Subsidiary effects these transactions for its own account in order to provide liquidity to the market. The Market-Making Subsidiary conducts its market-making activities outside the United States and manages these activities from Madrid.

As noted above, the AQS is an order-matching system, not an inter-dealer market with formal, officially designated market makers. The Market-Making Subsidiary engages in its market-making activities by placing bids and offers on the AQS, primarily through one of the Brokerage Units. However, the Market-Making Subsidiary is not required to and does not maintain independently established bid and ask prices. In connection with block trades, if an adequate counterparty order is not available on the AQS at the time that the bid or offer is placed, the broker through which the order was placed, or the Market-Making Subsidiary itself, may solicit counterparty orders. The Market-Making Subsidiary is not required to make a market in the BBVA Shares. Accordingly, the Market-Making Subsidiary does not act as a *"market maker"* as that term is understood in the U.S. securities markets.

BBVA believes that the Market-Making Subsidiary is the only market maker for BBVA Shares on the Spanish Exchanges and, during 2006, the Market-Making Subsidiary's market-making activities accounted for approximately 0.46% of the average daily trading volume in BBVA Shares on the Spanish Exchanges. At times when supply has significantly exceeded demand, its share of such average daily trading volume has increased, with its activities during any day during 2006 accounting for a maximum of 6.20% of the trading volume in BBVA Shares on the Spanish Exchanges on such day. The monthly average percentage of outstanding BBVA Shares held as a result of market-making activities ranged from 0.03% to 0.21% in 2006.

During the Acquisition distribution, the Market-Making Subsidiary intends to continue its market-making activities in the ordinary course of business, although the Acquisition distribution may result in increased selling pressure and thus volumes of transactions by the Market-Making Subsidiary may be higher than average and represent a greater than average percentage of trading volume.

Derivatives Hedging Activities. In connection with BBVA Share Derivatives that the Trading Unit and the Brokerage Units enter into with, or sell to or buy from, customers in unsolicited transactions, the Trading Unit and the Brokerage Units solicit and effect trades in BBVA Shares for their own accounts and for the accounts of their customers for the purpose of hedging positions (or adjusting or liquidating existing hedging positions) belonging to them and their customers that are established in connection with these derivatives activities. These hedging transactions are effected outside the United States, through the AQS, and during 2006, represented approximately 3.11% of the average daily trading volume in BBVA Shares on the Spanish Exchanges.

In addition, the Trading Unit and the Brokerage Units expect to hold BBVA Share Derivatives as part of their portfolios of solicited, proprietary trading derivatives at the time the Regulation M restricted period commences and would expect to continue to hedge these derivatives (through the purchase and sale of BBVA Shares) during the restricted period.[9] All such BBVA Share Derivatives will have been entered into in the ordinary course of business and not in contemplation of the Acquisition. The Trading Unit and the Brokerage Units would not seek to hedge any additional BBVA Share Derivatives acquired or entered into in connection with solicited, proprietary trading activities subsequent to the commencement of the restricted period.

As noted above, the International Trading Units and the International Brokerage Units also engage in such hedging activities in the ordinary course of business in their respective jurisdictions, each of which is outside the United States.

Trading in BBVA Shares by the Asset Managers. As part of their investment management activities, the Asset Managers buy and sell BBVA Shares outside the United States for the Managed Funds' accounts. Under Spanish law, the Asset Managers have a fiduciary duty to oversee the Managed Funds in a manner that is in the best interests of the investors of those funds. The Asset Managers are prohibited by law from taking into account any factors other than the interests of the funds' beneficiaries in making investment decisions. Accordingly, the Asset Managers would be prohibited by law from following a

[9] The Regulation M restricted period relating to the Acquisition is discussed in Section IV of this letter— "Application of Regulation M".

directive by BBVA to cease trading BBVA Shares during the Regulation M restricted period, unless the Asset Managers believed that cessation of such trading was in the best interests of the Managed Funds' beneficiaries.[10] Similarly, the Asset Managers would be prohibited by law from following a BBVA directive to bid for or purchase BBVA Shares unless the Asset Managers independently concluded that such bids or purchases were in the best interests of the Managed Funds' beneficiaries.

As noted above, the International Asset Managers also engage in mutual fund, pension fund and investor portfolio investment management activities for Managed Funds' accounts in the ordinary course of business in their respective jurisdictions and generally would be subject to similar fiduciary duties under the laws of those jurisdictions.[11] The International Asset Managers conduct these activities outside the United States.

Trading in BBVA Shares by the Insurance Company. The Insurance Company purchases BBVA Shares in connection with investing premiums paid on Asset Class Policies, which require investments within a narrow class of assets, such as the IBEX 35 Index, that may include BBVA Shares. The Insurance Company conducts these activities outside the United States.

Under Spanish law, the Insurance Company has a fiduciary duty to the purchasers of Asset Class Policies to oversee the investments with respect to those policies in a manner that is in the best interests of those purchasers. The Insurance Company may not take into account any factors other than the interests of its insureds in making investment decisions under these policies. Accordingly, the Insurance Company would be prohibited by law from following, with respect to the Asset Class Policies, a directive by BBVA to cease trading BBVA Shares

---

[10] Some of the pension funds managed by the Asset Managers have an "investment oversight committee" charged with overseeing the investments made by the Asset Managers. In certain cases, representatives and/or employees of BBVA or its affiliates may be members of those investment oversight committees. However, those committees (and their members) would be unable to require the pension fund Asset Manager to stop or start trading BBVA Shares during the restricted period if the Asset Manager did not believe it was in the best interests of the fund's owners to do so. The representatives and/or employees of BBVA who participate on the investment oversight committees are, like the Asset Managers themselves, isolated by "Chinese Walls" from the areas of BBVA where price-sensitive information relating to BBVA Shares and where information relating to the Acquisition would be discussed.

[11] In the absence of the requested relief being granted, prior to the commencement of the restricted period, BBVA would issue advisory notices to the Asset Managers and International Asset Managers informing them that any trading by them in BBVA Shares during the restricted period could result in a violation of U.S. law. However, in light of the fiduciary duties that the Asset Managers and the International Asset Managers have to the beneficiaries of the Managed Funds (as further described above), no assurances can be given that such asset managers will in fact refrain from trading in BBVA Shares during the restricted period. Accordingly, we are asking that the requested relief cover the asset management activities of the Asset Managers and the International Asset Managers to the extent that such asset managers continue to trade in BBVA Shares in the ordinary course of business during the restricted period.

during the Regulation M restricted period, unless such a halt in trading were in the best interests of the purchasers of those policies. Similarly, the Insurance Company would be prohibited by law from following a BBVA directive to bid for or purchase BBVA Shares unless the Insurance Company independently concluded that such bids or purchases were in the best interests of its insureds under the Asset Class Policies.

Unsolicited Brokerage Activities. The Brokerage Units engage in full-service brokerage activities outside the United States for their customers through ordinary customer facilitation and related services. These services involve discussions with customers regarding investment strategies, including with respect to BBVA Shares, and buying and selling BBVA Shares in Spain and elsewhere outside the United States as both principal and agent in connection with such customers' unsolicited orders.[12] The unsolicited brokerage activities of the Brokerage Units (excluding trades executed by the Brokerage Units on behalf of the Market-Making Subsidiary) represented approximately 6.66% of the average daily trading volume in BBVA Shares on the Spanish Exchanges during 2006.

Although the Brokerage Units from time to time provide advice to their customers regarding an investment in BBVA Shares, none of the Brokerage Units, BBVA or any subsidiary of BBVA publishes research reports concerning BBVA.[13] Furthermore, the Brokerage Units' personnel have been instructed not to make any investment recommendations to their customers with respect to either BBVA Shares or ADSs or Compass' shares during the restricted period.

As of December 31, 2006, 38.6% of BBVA's Shares were held by customers of BBVA and its affiliates in securities accounts at BBVA and its affiliates in Spain. The Brokerage Units are required by Spanish law, as well as, in some cases, by the terms of their contracts with such customers, to facilitate the trading activity of customers as described above.[14] It would place a substantial burden on these customers to require them to transfer their BBVA Shares to a securities account with another bank, or to have the Brokerage Units place orders with another bank, in order to make trades with respect to the BBVA Shares during the Acquisition distribution. Moreover, the Brokerage Units would likely lose a significant number of these customers if they were prevented from providing them with customary facilitation services during this time period.

As noted above, BBVA Securities, Inc. engages in unsolicited brokerage transactions with its customers in the United States. These transactions are

[12] In addition, although the buy or sell orders received by the Brokerage Units from their customers are unsolicited, the Brokerage Units may solicit the other sides of these transactions.

[13] Accordingly, none of the International Brokerage Units or BBVA Securities Inc. publishes research reports concerning BBVA.

[14] The Brokerage Units are not required, however, to buy or sell BBVA Shares as principal for the benefit of their clients.

effected on the NYSE, in the over-the-counter market and, occasionally, through the AQS in Spain. In addition, the International Brokerage Units also engage in unsolicited brokerage transactions with their customers in their respective jurisdictions, each of which is outside the United States. The personnel of BBVA Securities, Inc. and the International Brokerage Units have been instructed not to make any investment recommendations to their customers with respect to either BBVA Shares or ADSs or Compass' shares during the restricted period.

Significance to Market. As noted above, during 2006, the Market-Making Subsidiary's market-making activities accounted for 0.46% of the average daily trading volume in BBVA Shares on the Spanish Exchanges, while the derivatives hedging activities of the Trading Unit and the Brokerage Units and the unsolicited brokerage activities of the Brokerage Units (excluding trades executed on behalf of the Market-Making Subsidiary) represented approximately 3.11% and 6.66%, respectively, of such average 2006 trading volume. In the aggregate, these activities represented approximately 10.23% of the average daily trading volume in BBVA Shares on the Spanish Exchanges during 2006, making BBVA, on an aggregate basis, the second largest participant in the market for BBVA Shares on the Spanish Exchanges and the only market maker in such shares. The largest participant in the market for BBVA Shares on the Spanish Exchanges is Banco Santander Central Hispano S.A., a general banking Spanish company, with a 15.72% of the average daily trading volume in BBVA Shares on the Spanish Exchanges in 2006.

Chinese Walls. BBVA has established "Chinese Wall" procedures to prevent price-sensitive information from passing between any area in which market-making, derivatives hedging, asset management (including any investment oversight committee), insurance or brokerage activities of the Global Companies are conducted and any other area of BBVA in which price-sensitive information relating to BBVA Shares, including information relating to the Acquisition, would be available. Accordingly, during restricted periods prior to announcements of earnings results or other material developments that have not yet become public, the Global Companies are generally able to continue their respective market activities. BBVA will continue to maintain these "Chinese Wall" procedures during the Acquisition distribution. Furthermore, the Global Companies will continue to conduct their market activities free of direction from senior management of BBVA, including management with responsibility for the Acquisition.

III. The BBVA/Compass Acquistion

On February 16, 2007, BBVA and Compass entered into a Transaction Agreement (the "**Transaction Agreement**") pursuant to which Compass will be acquired by BBVA. Under the Transaction Agreement, BBVA will form a new wholly owned subsidiary (the "**BBVA Texas Sub**") as a Texas corporation under and in accordance with the Texas Business Corporation Act (the "**TCBA**") and Compass will form a new, wholly owned subsidiary as a Virginia corporation (the

"**Compass Virginia Sub**") under and in accordance with the Virginia Stock Corporation Act (the "**VSCA**").

Compass will merge with and into the Compass Virginia Sub, with the Compass Virginia Sub surviving such merger (the "**Reincorporation Merger**"), resulting in all Compass shareholders becoming shareholders of the Compass Virginia Sub. Immediately after the Reincorporation Merger, the Compass Virginia Sub will become a wholly owned subsidiary of BBVA pursuant to a statutory share exchange in accordance with the VSCA, and immediately after such share exchange, the Compass Virginia Sub will merge with and into the BBVA Texas Sub, with the BBVA Texas Sub as the surviving corporation.

Each holder of the Compass Virginia Sub common stock will have the right to elect to receive either (i) US$71.82 or (ii) 2.80 BBVA Shares (the "**Exchange Ratio**"), for each share of Compass Virginia Sub common stock. However, the total number of shares of Compass Virginia Sub common stock, in the aggregate, that will be convertible into BBVA Shares at the election of the holders of Compass Virginia Sub common stock is fixed at 70,000,000. Accordingly, the election of the Compass Virginia Sub shareholders may be adjusted pro rata so that, in the aggregate, the Compass Virginia Sub shareholders will receive 196,000,000 BBVA Shares in total under the Exchange Ratio and receive the remainder of the aggregate purchase price in cash.

The Acquisition is subject to the approval of Compass shareholders. Compass plans to mail the proxy statement/prospectus to its common shareholders as soon as practicable following the declaration of effectiveness of the registration statement referred to below, and Compass' shareholders' meeting to vote on whether to approve the Acquisition is scheduled to occur in August, 2007.[15] The period during which Compass shareholders may make their elections regarding cash or stock will begin at least 20 days prior to the anticipated closing of the Acquisition and will end on a date that BBVA and Compass agree is as near as practicable to five business days prior to the expected closing of the Acquisition (the "**Election Period**"). BBVA's shareholders' meeting to vote on whether to approve the capital increase in connection with the Acquisition is expected to occur on or about June 21, 2007.

The BBVA Shares (in the form of shares or ADSs) to be delivered in the Acquisition will be registered under the Securities Act of 1933 pursuant to a registration statement on Form F-4 (Registration No. 33-141813) and will represent approximately 5.52% of the BBVA Shares currently outstanding. The Compass shares are listed on the NASDAQ Global Select Market℠ and their principal market is in the United States. As of February 16, 2007, the date the Acquisition was announced, the Acquisition consideration represented a premium

[15] Note to Staff: The date of Compass' shareholders' meeting will be at least 20 business days following the mailing of the proxy statement/prospectus included in the registration statement.

of approximately 16.1% over the average closing price of the ten-day trading period prior to the announcement of the Acquisition.

All of the BBVA Shares to be delivered in the Acquisition will be newly issued shares.

We note that, under the Transaction Agreement, the exchange ratio of the number of BBVA Shares for each Compass Virginia Sub share is fixed and does not depend on the market price of BBVA Shares. Consequently, during the Acquisition distribution BBVA does not have an incentive to seek to increase the market price of BBVA Shares in order to deliver fewer BBVA shares to Compass shareholders. In addition, as discussed below, market manipulation and dissemination of false rumors to affect the prices of listed securities to realize a gain are prohibited under Spanish law.

IV. Application of Regulation M

In connection with the Acquisition, BBVA will distribute BBVA Shares to Compass shareholders and, therefore, will be engaged in a distribution in the United States for purposes of Regulation M. Pursuant to Rule 100 of Regulation M, the restricted period for the distribution will begin on the day that the proxy statement/prospectus is first mailed to Compass shareholders and will end when the Compass shareholder vote is completed. In addition, there will be a further restricted period during the Election Period, which is expected to begin after the Compass shareholder vote is completed. Thus, the restricted period is likely to last an aggregate of approximately 7-9 weeks.

As business units of BBVA that, from time to time, purchase BBVA Shares for their own accounts and the accounts of others and recommend and exercise investment discretion with respect to the purchase of BBVA Shares, the Global Companies may be deemed to be "affiliated purchasers" of BBVA, as defined in Rule 100 of Regulation M. In addition, none of the Global Companies currently intends to participate in the proxy solicitation effort relating to the Acquisition; accordingly, they would not be deemed to be "distribution participants" as defined in Rule 100 and, thus, would be subject to Rule 102 of Regulation M.[16] Nor do any of the business units of BBVA intend to purchase BBVA Shares during the restricted periods for the purpose of influencing Compass shareholders in the Compass shareholder vote or the election of cash or BBVA Shares.

---

[16] If any of the Global Companies participated in the solicitation effort, they would likely be a "distribution participant" and thus would be subject to Rule 101 of Regulation M. Under Rule 101, none of the Global Companies would be permitted to bid for or purchase, or attempt to induce any person to bid for or purchase, BBVA Shares during the restricted period, unless one of the specified exceptions under Rule 101 were available. As the available exceptions under Rule 101 would not permit the Global Companies to engage in most of the activities for which relief is being sought in this letter, we ask that the exemption that we are requesting apply whether these Global Companies are subject to Rule 101 or Rule 102.

Under Rule 102, the Global Companies will not be permitted to bid for or purchase, or attempt to induce any person to bid for or purchase, BBVA Shares during the restricted period unless one of the specified exemptions under Rule 102 is available. There are no exceptions available under Rule 102 that would permit the Global Companies to engage in the market-making, derivatives hedging, asset management and insurance activities described in Section II of this letter. In addition, there are no exceptions available under Rule 102 that would permit Global Companies to engage in the unsolicited brokerage activities described in Section II of this letter. Therefore, without the requested exemptive relief, the Global Companies would not be permitted to engage in their respective activities for an extended period of time, which is likely to last an aggregate of approximately 7-9 weeks.

BBVA believes that the withdrawal of the most important market participant and the only market maker in BBVA Shares in the primary market for those shares, which are among the most actively traded in Spain, for such an extended period of time would have serious harmful effects in the home market, and, indirectly, in the U.S. market, for BBVA Shares. These effects could include a significant imbalance of buy and sell orders, particularly given the large number of shares to be distributed in the Acquisition, and thus greater volatility and reduced liquidity.

If the Trading Unit and the International Trading Units and the Brokerage Units and the International Brokerage Units are precluded from effecting hedging transactions in BBVA Shares relating to BBVA Share Derivatives on behalf of their customers, and on behalf of themselves in the case of BBVA Share Derivatives held by them in order to accommodate customer requests, the application of Regulation M could have serious adverse effects on their ability to meet their clients' demands for BBVA Share Derivatives. Given that these hedging transactions are entered into in connection with BBVA Share Derivatives which were entered into by or at the requests of their customers, these business units would have to cease providing such derivatives services to their customers if they were prohibited from effecting these hedging transactions.

Separately, if the Trading Unit, Brokerage Units, International Trading Units and International Brokerage Units are precluded from effecting hedging transactions in BBVA Shares relating to BBVA Share Derivatives held in their proprietary trading portfolios prior to the commencement of the restricted period and entered into in the ordinary course of business and not in contemplation of the Acquisition, these units may be forced to unwind these derivatives or to incur losses as a result of their inability to properly hedge these transactions.

Absent an exemption, the Brokerage Units, BBVA Securities, Inc. and the International Brokerage Units may also be unable to execute brokerage orders submitted by their customers in the normal course, thereby forcing their customers to take their orders elsewhere. In view of the leading position of BBVA and its subsidiaries in maintaining the accounts in which BBVA Shares are held and executing trades in BBVA Shares on the Spanish Exchanges, BBVA believes significant market disruption could occur if the Brokerage Units could no longer execute trades in BBVA Shares requested by clients.

Given the importance of BBVA Shares to the overall Spanish securities market, to prohibit the Asset Managers from trading BBVA Shares during the restricted period, would have a significant adverse effect on their ability to manage their investments on behalf of their clients. Furthermore, in the case of the Asset Managers and the International Asset Managers, it would be a violation of their fiduciary duties to the beneficiaries of the Managed Funds for such asset managers to refrain from, or engage in, trading BBVA Shares as a result of investment instructions received from their parent company unless such action were in the best interests of such beneficiaries.

Similarly, the Insurance Company has fiduciary duties to the purchasers of Asset Class Policies to oversee the investments with respect to those policies in a manner that is in the best interests of those purchasers. Accordingly, the Insurance Company may not refrain from, or engage in, trading BBVA Shares as a result of investment instructions received from BBVA, unless such action is in the best interests of the purchasers of those policies.

As noted above, the International Asset Managers, the International Trading Units, BBVA Securities, Inc. and the International Brokerage Units historically have engaged in low volumes of trading in BBVA Shares. Accordingly, BBVA believes that because these units intend to conduct the trading activities that are the subject of this request for exemptive relief in a manner consistent with their past practices, it is unlikely that such activities could have any price effect on the market for BBVA Shares.

The BBVA Shares would easily qualify as actively traded securities that are exempt under Rule 101(c)(1), with an average daily trading volume in 2006 of approximately €592.6 million ($780.5 million) and a public float value significantly in excess of $150 million. Regulation M normally would not interfere with market-making and other market activities in actively traded securities, such as the BBVA Shares. However, because the Global Companies are affiliated purchasers of the issuer, they may not rely on the actively traded securities exception to do what market makers and brokers for large U.S. issuers are normally allowed to do during distributions by those issuers.

Finally, BBVA believes that the risk of market manipulation by the Global Companies is further limited by the "Chinese Wall" procedures and fiduciary duties described above, the fact that the market activities that are the subject of this request for exemptive relief are the ordinary course market activities of the Global Companies rather than activities commenced or managed in contemplation of the Acquisition, and the fact that the jurisdictions in which the Global Companies operate have laws which prohibit market manipulation (as further discussed below).

For these reasons, BBVA asks the Staff to provide an exemption from Regulation M that would allow the Global Companies to continue to engage in the ordinary course market activities described above during the restricted period, as permitted under market practice and applicable law in their home jurisdictions.

V. The Spanish Regulatory Market

The principal regulations that apply to the Spanish Companies' market activities under Spanish law are the Spanish Securities Market Act (the "**SSMA**"), Royal Decree 1333/2005 (relating to market abuse), Royal Decree 867/2001 (relating to regulations governing the activities of investment firms) and Royal Decree 629/1993 (relating to conduct on the Spanish Exchanges).[17] The SSMA established an independent regulatory authority, the CNMV, to supervise the securities markets. The SSMA governs, among other things, trading practices, tender offers, insider trading and disclosure. In particular, Articles 83 ter,[18] 80(a)[19] and 99(i)[20] of the SSMA prohibit market manipulation. Under the SSMA, the CNMV oversees price formation, execution and the settlement of transactions to ensure that insider trading, price manipulation and other breaches of law may be detected. The CNMV has a division which has responsibility for market supervision, monitoring compliance, investigating violations and imposing disciplinary measures. The CNMV also takes measures to ensure that information necessary to maintain a transparent market is made public. This applies, in

---

[17] European anti-market abuse legislation is found principally in EU Directive 2003/6/CE, which has been incorporated into Spanish law in the SSMA and in Royal Decree 1333/2005.

[18] Article 83 ter and first paragraph provides:

> Any person or entity acting or otherwise related to the securities markets shall refrain from engaging in activities that may falsify the free development of prices in the securities markets.

[19] Article 80 provides:

> In no event shall the persons or institutions referred to in the preceding paragraph (including brokers and market makers):
>
> (a) Instigate to their own or another's benefit an artificial development of prices.

[20] Article 99 provides:

> The following acts or omissions constitute extremely serious infringements by the individuals and institutions referred to in Article 95 hereof (including brokers, market makers and their respective officers):
>
> (i) breach of Article 83 ter if such breach has a material effect on the price (of the relevant security.

We would note that, if the effect on the price is not material, this would still constitute a serious infringement as per article 100 (w) of the SSMA particular, to the prices and volumes of securities traded on and off the Spanish Exchanges.

The Spanish Criminal Code provides remedies for abusing confidential information that is likely to influence the prices of securities. Market manipulation and dissemination of false rumors to affect the prices of listed securities to realize a gain are prohibited. The breach of professional secrecy, insider trading and price manipulation in Spain are criminal offenses. In particular, Article 284 of Spain's Criminal Code establishes criminal liability for employment of any machination with the intent to alter prices that would otherwise result from a free market for, among other things, securities.

Under Spanish law, BBVA and its subsidiaries are prohibited from purchasing BBVA Shares unless the purchase of BBVA Shares is generally authorized at a meeting of shareholders of BBVA, and BBVA creates reserves equal to the acquisition price of any BBVA Shares that are actually purchased. In addition, the total number of BBVA Shares held by BBVA and its subsidiaries may not exceed 5% of the total capital stock of BBVA. The law requires that the CNMV be notified each time BBVA and its subsidiaries acquire, on an aggregate basis, 1% of the outstanding capital stock of BBVA (without deducting any sales of BBVA Shares which may have been made during that time period). In addition, the Bank of Spain requires BBVA to provide monthly reports of the number of BBVA Shares held by BBVA and its subsidiaries, the number of BBVA Shares held for hedging purposes and the number of BBVA Shares held by third parties whose purchase was either financed by or pledged to BBVA or any of its subsidiaries.

Pursuant to Spanish regulations relating to conduct in the securities markets, the Brokerage Units must keep records of orders received from any third party regarding BBVA Shares and any other security as well the execution of such order. The Brokerage Units must also keep records relating to transactions in which they are acting as principals. The information contained in such records must include identification of the client, the number, type and price of securities bought or sold, and the market on which the transaction is effected. These records must be made available to the CNMV upon request. In addition, the Trading Unit, the Market-Making Subsidiary, the Insurance Company and the Asset Managers must also maintain records relating to the transactions in which they engage, including the number, type and price of securities bought or sold.

The jurisdictions in which the International Trading Units, the International Brokerage Units, BBVA Securities, Inc. and the International Asset Managers operate generally have anti-market manipulation, insider trading and record-keeping laws and regulations similar to those governing market activities in Spain.

The activities with respect to which BBVA is seeking relief hereunder would be conducted in the ordinary course of business and in accordance with the foregoing and all other applicable European Union and Spanish anti-market abuse and other laws.

VI. Relief Requested

As discussed above, BBVA is seeking exemptive relief from the application of Rules 101 and 102 of Regulation M to permit the Global Companies to continue to engage in the market-making, derivatives hedging, asset management, insurance and unsolicited brokerage activities described in Section II of this letter during the Regulation M distribution period for the Acquisition. These activities would be conducted in the ordinary course of business and, subject to the requested relief being granted, in accordance with all applicable law, all as described in this letter.

As a condition to the relief being requested, BBVA would undertake to include disclosure in the proxy statement/prospectus that will be distributed to Compass shareholders. The disclosure will be substantially similar to the following:

"Since the announcement of the Acquisition, BBVA and certain of its affiliates have engaged, and intend to continue to engage throughout the proxy solicitation and the election periods, in various dealing and brokerage activities involving BBVA shares outside the United States. Among other things, BBVA, through one of its subsidiaries, intends to make a market in BBVA shares by purchasing and selling BBVA shares for its own account in Spain on the Spanish Stock Exchanges, in order to provide liquidity to the market. BBVA is not obligated to make a market in BBVA shares, and any such market-making activity may be discontinued at any time. BBVA also intends to engage throughout the proxy solicitation and election periods in trades in BBVA shares for its own account and the accounts of its customers for the purpose of hedging their positions established in connection with the trading of certain derivatives relating to BBVA shares, as well as to effect unsolicited brokerage transactions in BBVA shares with its customers. These activities may occur through the Automated Quotation System of the Spanish Stock Exchanges, on the Spanish Stock Exchanges, the stock exchanges of Frankfurt, Milan, Zurich, London and Mexico and in the over-the-counter market in Spain or elsewhere outside the United States. In addition, BBVA's affiliated U.S. broker-dealer may engage in unsolicited brokerage transactions in BBVA shares and American Depositary Shares representing BBVA shares with its customers in the United States. Further, certain of BBVA's asset management affiliates may buy and sell BBVA shares outside the United States as part of their ordinary investment management activities on behalf of their customers, and one of BBVA's insurance affiliates may sell insurance policies which require it to invest the premiums paid by the purchasers of its policies in certain investments, which may include BBVA shares. The foregoing activities could have the effect of preventing or retarding a decline in the market price of the BBVA shares. BBVA has sought and received from the SEC certain exemptive relief from Regulation M under the Exchange

Act in order to permit BBVA and certain of its affiliates to engage in the foregoing activities during the proxy solicitation and election periods."

Under Spanish law (the Corporations Act and Royal Decree 377/1991), companies listed on the Spanish Stock Exchanges, as well as the subsidiaries of listed companies, are required to disclose to the CNMV any direct or indirect acquisition of their treasury stock, or of shares of the parent company in the case of subsidiaries, representing over 1% of the total share capital of such listed company, even if the 1% threshold is reached through consecutive acquisitions. The information regarding such stock acquisitions is available to the public on the official website of the CNMV.

As a further condition to the relief being requested, BBVA will undertake to keep records (the "**Records**") of the date and time when any BBVA Shares are purchased or sold, the market in which the purchase or sale is effected, the amount of BBVA Shares purchased or sold and the price of the purchase or sale, for each purchase or sale of BBVA Shares that the Global Companies make during the restricted period (this information with respect to the Global Companies (other than BBVA Securities, Inc.) will not include any client-specific data, the disclosure of which is restricted under local law). BBVA will maintain the Records for a period of two years following the completion of the Acquisition distribution. Upon the written request of the Director of the Division of Market Regulation of the SEC, BBVA will make a copy of the relevant Records available at the SEC's offices in Washington, D.C.

In connection with the relief requested by BBVA in this letter, please note that substantially similar exemptive relief from Rule 101 and Rule 102 of Regulation M was granted with respect to market-making, derivatives hedging and unsolicited brokerage activities to: (1) Banco Santander Central Hispano, S.A. under your exemptive letter of September 10, 2004[21] (2) UBS AG under your exemptive letter of September, 22, 2000[22] and (3) Allianz AG under your exemptive letter of April 10, 2003.[23]

[21] See Banco Santander Cenral Hispano, S.A., SEC No-Action Letter, File No. TP-04-70 (September 10, 2004).

[22] See UBS AG, SEC No-Action Letter, 2000 SEC No-Act. LEXIS 915 (September 22, 2000).

[23] See Allianz AG, SEC No-Action Letter, File No. TP 03-57 (April 10, 2003).

* * *

If you have any questions about this request, please do not hesitate to contact me at +44-20-7418-1038, Andres V. Gil at 212-450-4779 or John K. Doulamis at +44-20-7418-1394. We appreciate your assistance in this matter.

Very truly yours,

John K. Knight

John K. Knight

cc: Mr. Raul Santoro de Mattos Almeida
Banco Bilbao Vizcaya Argentaria, S.A.,
New York Branch
1345 Avenue of the Americas, 45th Floor
New York, New York 10105
Phone (212) 728-1660

Edward Herlihy, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
Phone (212) 403-1000

Victor I. Lewkow
Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, New York 10006
Phone (212) 225-2000

END